FORM 8-A/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

R.R. Donnelley & Sons Company

(Exact name of registrant as specified in its charter)

Delaware	36-1004130
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

111 South Wacker Drive, Chicago, IL	60606
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $1.25 per share	The NASDAQ Stock Market LLC
Other

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The authorized capital stock of the Company consists of: (i) 500,000,000 shares of common stock, par value $1.25 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and by-laws of the Company, each of which is incorporated by reference into this document.

Common Stock

Subject to the prior dividend rights as may be fixed by the board of directors of the Company in creating a new series of preferred stock, holders of the Company common stock are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors.

The holders of the Company common stock are entitled to one vote for each share held, without the right to cumulate votes for the election of directors. Under the restated certificate of incorporation, directors are elected annually and the number of directors which constitutes the full board of directors shall be not less than nine nor more than 15. The by-laws of the Company provide that except as otherwise provided pursuant to the certificate of incorporation relating to the rights of the holders of any one or more classes or series of preferred stock, acting separately by class or series, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the secretary of the Company receives a notice in compliance with the applicable requirements for shareholder nominations for director set forth in the by-laws that a shareholder proposes to nominate a person for election to the board of directors and (ii) such proposed nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date the Company first mails its notice of meeting for such meeting to the shareholders.

If the Company liquidates, dissolves or winds up its affairs, the holders of the Company common stock will be entitled to receive, after its creditors have been paid and the holders of any then outstanding series of preferred stock have received their liquidation preferences, all of the remaining assets of the Company in proportion to their share holdings. Holders of the Company common stock do not have pre-emptive rights to acquire any securities of the Company. The outstanding shares of the Company common stock are fully paid and are nonassessable.

Preferred Stock

The Company’s board of directors is authorized to provide for the issuance from time to time of shares of preferred stock in one or more series and to fix the designation, dividend rate, voting powers, redemption price or prices, voluntary and involuntary liquidation prices, sinking fund provisions, if any, conversion provisions, if any, and any other rights and preferences applicable to the shares of such series. If shares of preferred stock are issued that have been designated to receive cumulative dividends or that include sinking fund requirements, conversion or redemption provisions, such issuance could have an adverse effect on the availability of earnings for distribution to the holders of common stock.

Provisions of the Restated Certificate of Incorporation and By-Laws

Certain provisions of the Company’s restated certificate of incorporation and by-laws, summarized below, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including an attempt that might result in payment of a premium over the market price for shares held by the Company’s shareholders.

The Company’s by-laws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of the business or any director nomination in writing. To be timely, a shareholder’s notice must be delivered to, or mailed to and received by, the Company’s corporate secretary at the principal executive office of the Company not less than 60 days nor more than 90 days prior to the annual meeting, or, if less than 75 days’ notice or prior public disclosure of the date of the meeting is given, not later than the close of business on the tenth day following the earlier of the day on which the notice of the date of the annual meeting was mailed, or the day on which public disclosure of the date of the annual meeting was made. The by-laws also specify requirements pertaining to the form and substance of a shareholder’s notice. These provisions may preclude some shareholders from making nominations for directors at an annual meeting or from bringing other matters before the Company’s shareholders at an annual meeting.

The Company’s by-laws provide that special meetings of the Company shareholders may only be called by the Company’s chief executive officer, president, chairman of the board or secretary upon a resolution adopted by the affirmative vote of a majority of the Company’s board of directors. Business transacted at any special meeting is limited to the general objective stated in the call. Accordingly, the Company’s shareholders are precluded from bringing matters before the shareholders at a special meeting.

The restated certificate of incorporation does not allow shareholders to take action by written consent.

Statutory Provisions

Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock of the corporation, as defined in Section 203; or

•

subject to that date, the business combination is approved by both the corporation’s board of directors and by holders of at least 66 2/3% of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder.

For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s voting stock.

Item 2. Exhibits.

The following documents are filed as a part of the registration statement (for the purposes of example only):

Exhibit No.	Description

1.	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 2, 2007)

2.	By-Laws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated January 8, 2009, filed on January 13, 2009)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, General Counsel and Secretary

Date: August 4, 2009